02052075

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RE
8/30/02

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ____ No ✓

CRISTALERIAS DE CHILE S.A.

Material event
Increase in participation in Megavisión

CONTENTS

Press release dated August 28, 2002.

NOTES

a) On August 28, 2002, Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) a letter announcing an increase in participation in Megavisión.

b) This report is a free translation from the original in Spanish.

Cristalchile

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.cl

FOR IMMEDIATE RELEASE

CRISTALERIAS DE CHILE INCREASES STAKE IN MEGAVISION

Santiago, Chile (August 28, 2002) – Cristalerías de Chile S.A. a Chilean conglomerate and the largest producer of glass containers in Chile, today announced that the Company's Board of Directors approved the acquisition of the totality of shares owned by Grupo Televisa S.A. in Red Televisiva Megavisión S.A. ("Megavisión"), through Cristalerías´ subsidiary, Comunicación, Información, Entretención y Cultura S.A. ("CIECSA"). After the operation CIECSA remained with a 99.99% ownership in Megavisión.

CONTACT IN SANTIAGO:
Ricardo Dünner
Head of Investor Relations
PH: (562) 246-8855
EMAIL: rdunner@cristalchile.cl

Cristalchile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Benito Bustamante C.
Benito Bustamante C.
Comptroller

Date: August 28, 2002.